UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2006
Commission File Number 001–32945

WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Earnings release of WNS (Holding) Limited dated November 14, 2006.
EX-99.2 Press release of WNS (Holdings) Limited dated November 14, 2006 regarding the appointment of Richard Bernays as a director.
EX-99.3 Press release of WNS (Holdings) Limited dated November 14, 2006 regarding the appointment of Arjun Singh as Chief Executive Officer of its BFSI unit.

Other Events
On November 14, 2006, WNS (Holdings) Limited issued an earnings release announcing its second quarter of fiscal 2007 results. A copy of the earnings release dated November 14, 2006 is attached hereto as Exhibit 99.1.
On November 14, 2006 in New York, WNS (Holdings) Limited also issued two press releases, one announcing the appointment of Richard Bernays as an independent director on its Board and the other announcing the appointment of Arjun Singh as Chief Executive Officer of its Banking, Financial Services and Insurance (BFSI) business unit. Copies of these press releases, each dated November 14, 2006, are attached hereto as Exhibit 99.2 and Exhibit 99.3.
Exhibits

99.1	Earnings release of WNS (Holdings) Limited dated November 14, 2006.

99.2	Press release of WNS (Holdings) Limited dated November 14, 2006 regarding the appointment of Richard Bernays as a director.

99.3	Press release of WNS (Holdings) Limited dated November 14, 2006 regarding the appointment of Arjun Singh as Chief Executive Officer of its BFSI unit.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: November 14, 2006

WNS (HOLDINGS) LIMITED
By:	/s/ Zubin Dubash
Name:	Zubin Dubash
Title:	Chief Financial Officer

EXHIBITS INDEX

99.1	Earnings release of WNS (Holdings) Limited dated November 14, 2006.

99.2	Press release of WNS (Holdings) Limited dated November 14, 2006 regarding the appointment of Richard Bernays as a director.

99.3	Press release of WNS (Holdings) Limited dated November 14, 2006 regarding the appointment of Arjun Singh as Chief Executive Officer of its BFSI unit.